MERICOL, INC.

5795 Ave. Decelles, Ste. 511

Montreal, QC H3S2C4, Canada

Telephone: 514.963.63.39

E-mail: mericol.inc@gmail.com

July 19, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

To the Attention of:  Ms. Susan Block, Ms. Sonia Bednarowski, Mr. Patrick Kuhn and Ms. Lyn Shenk

Re: Mericol, Inc.

Registration Statement on Form S-1/A,

Filed on June 27, 2011

Filing No. 333-173972

Dear Ms. Susan Block and Ms. Sonia Bednarowski:

Further to your letter dated July 7, 2011, concerning the deficiencies in Registration Statement on Form S-1/A filed on June 27, 2011, we provide the following responses:

Calculation of Registration Fees, page 2

1. SEC Comment: We note your response to our prior comment 1. Please revise to clarify that you used Rule 457(a) or advise.

Response: In response to this comment the company revised to clarify that we used Rule 457(a). Please refer to page 2 of the document:

[1]    Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457 (a).

The Offering, page 6

2. SEC Comment:  Please revise to clarify that your offering shall terminate on the earlier of when the offering ends ((180 days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days), the date when the sale of all 6,000,000 shares is completed or when the board of directors decides it is in the best interest of the company to terminate the offering on pages 3 and 19.

Response: In response to this comment we revised our disclosure on pages 3 and 19 of the prospectus:

The offering shall terminate on the earlier of (i) when the offering period ends (180 days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days), (ii) the date when the sale of all 6,000,000 shares is completed, or (iii) when the Board of Directors decides that it is in the best interest of the Company to terminate the offering prior the completion of the sale of all 6,000,000 shares registered under the Registration Statement of which this Prospectus is part.

Management Discussion and Analysis or Plan of Operation, page 20

3. SEC Comment: We note your response to prior comment 10 and reissue. Please reconcile your disclosure in the fourth paragraph of this section that if you sell 50% of securities offered for the sale in this offering, the proceeds will satisfy cash requirements for 12 months and that, if you sell 100% of the shares in this offering, you believe the money will last for more than a year and also provide funds for growth strategy with your disclosure on page 5 that you will need to obtain additional financing in order to complete your business plan.

Response: In response to this comment the company reconciled its disclosure on pages 5 and 20 of the prospectus as required.

Plan of Operation, page 21

4. SEC Comment: We note your response to prior comment 11 and reissue. We note your disclosure on page 20 that, if you sell 100% of the shares in this offering, you will have funds to develop and penetrate new products, services and markets. Please revise to disclose your plan for penetrating new products, services and markets, including a timeline and the cost of such activities and any necessary financing. If financing is not currently available, please state that.

Response: In response to this comment we revised our disclosure regarding our plans for penetrating new products, services and markets, including a timeline and the cost of such activities and any necessary financing:

Develop and Penetrate New Products, Services and Markets. Time Frame: 13th- 24th months. Estimated Cost $50,000.

If we sell 100% of the shares in this offering, we believe the money will provide funds for growth strategy to develop and penetrate new products, services and markets. We will offer 3D rapid prototyping services and will buy 3D rapid prototyping machine. Purchase cost of the rapid prototyping machine we plan on acquiring will be approximately $45,000 and software will cost approximately $5,000. We will also try to expand our services to European market. Currently this option is highly questionable as we do not have financing available.

Other

5. SEC Comment: As previously requested, please provide a currently dated consent from the independent registered public accountant in each amendment.

Response: In response to this comment the company provided a currently dated consent from the independent registered public accountant.

6. SEC Comment: Verbal. In the portion of the prospectus entitled “PROSPECTUS SUMMARY” in the last sentence of the second paragraph under “Mericol, Inc.” the word “you” should be changed to “we”. Specifically, the sentence should specify “We do not have any arrangements for financing and there is no guarantee that we will be able to obtain additional financing.”

Response: In response to this comment the company changed the word “you” to “we” as required.

Please direct any further comments or questions you may have to the company's attorney, Stepp Law Corporation at:

Stepp Law Corporation

15707 Rockfield Boulevard, Suite 101

Irvine, California 92618

Phone: (949) 660-9700

Fax: (949) 660-9010

Thank you.

Sincerely,

/S/ Sergiu Pojoga

Sergiu Pojoga, President